EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

November 20, 2024

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Ms. Rucha Pandit and Mr. Donald Field
Division of Corporation Finance
Office of Trade & Services

Re:	FlexShopper, Inc. Registration Statement on Form S-1 Filed October 28, 2024 File No. 333-282857

Ladies and Gentlemen:

On behalf of FlexShopper, Inc., we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1) of Regulation S-T, one complete copy of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), covering (i) non-transferable subscription rights to be distributed in connection with a rights offering by FlexShopper to the holders of record as of the close of business on the record date declared by FlexShopper’s Board of Directors to purchase up to 35,000,000 units, each consisting of one share of common stock, one series A common stock purchase right, one series B common stock purchase right and one series C common stock purchase right, and (ii) up to an additional 35,000,000 shares of common stock issuable upon the exercise of the series purchase rights (assuming the sale of all offered units). One complete copy of the exhibits listed in the Amendment is also filed therewith.

The Amendment responds to the comment received from the staff of the SEC in its comment letter dated November 8, 2024 with respect to the Registration Statement on Form S-1 filed on October 28, 2024.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Ms. Rucha Pandit) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comment is reproduced before FlexShopper’s response thereto.

November 20, 2024

Registration Statement on Form S-1

General

1.	We note that you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. We also note that you are distributing non-transferable subscription rights "to purchase units at a subscription price equal to the lower of (i) an initial price of $_____ or (ii) an alternate price equal to 92.5% of the volume weighted average price (“VWAP”) of our common stock." In this regard, it appears that you are registering a primary at-the-market offering. Rule 415(a)(4) restricts primary at-the-market offerings to those issuers that fall within Rule 415(a)(1)(x), which, in turn, is limited to offerings registered (or qualified to be registered) on Forms S-3 or F-3. As it appears that you are not eligible to register this offering on Form S-3, please provide us with a detailed legal analysis as to why you believe you are eligible to register this offering under Rule 415. Alternatively, please revise your registration statement to include a fixed price at which you will offer the securities for the duration of the offering.

Response: In response to the staff’s comment, FlexShopper is hereby filing the Amendment which revises the subscription price for the unit to be a fixed price in the rights offering.

* * *

FlexShopper has a strong interest in obtaining effectiveness of the Registration Statement as early as November 25, 2024, and respectfully requests the staff’s assistance in reviewing the Amendment on a schedule to accommodate this timing.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or H. Russell Heiser Jr., the Company’s Chief Executive Officer (tel.: (561) 419-2919).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. H. Russell Heiser Jr. Mr. Richard H. Kreger
Ruba Qashu, Esq.